Filed by Solexa, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Solexa, Inc.
Commission File No. 000-22570

The following presentation materials relate to an investor presentation given by Illumina, Inc. and Solexa, Inc.:

November 13, 2006

Creating A Powerful Life Science Franchise

© 2006 Illumina, Inc.
Illumina, Sentrix, Array of Arrays, BeadArray, DASL, Infinium, GoldenGate, iSelect, BeadXpress, VeraCode and Making Sense Out of Life are registered trademarks or trademarks of Illumina Inc.

Forward-Looking Statements This presentation contains forward-looking statements that involve risks and uncertainties. Illumina, Inc. ("Illumina") and Solexa, Inc. ("Solexa") caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue" and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction between Illumina and Solexa, future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve the transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may affect future results are detailed in Illumina's and Solexa's filings with the Securities and Exchange Commission (the "SEC"), including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina and Solexa disclaim any intent or obligation to update these forward-looking statements. Additional Information In connection with the proposed merger, Illumina will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other related documents filed by Illumina and Solexa with the SEC at the SEC's website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Illumina's website at www.illumina.com under the tab "Investors" and then under the heading "SEC Filings" or by accessing Solexa's website at www.solexa.com under the tab "Investors" and then under the heading "SEC Documents." Participants in the Solicitation Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Illumina's executive officers and directors in Illumina's definitive proxy statement filed with the SEC on April 26, 2006. You can find information about Solexa's executive officers and directors in their definitive proxy statement filed with the SEC on August 31, 2006. You can obtain free copies of these documents by using the contact information provided at Illumina's or Solexa's website.

Transaction Overview Offer Price: $14.00 per share Consideration: 100% Stock Collar: +7.5% Pro Forma Ownership: 79% Illumina; 21% Solexa Financing: Illumina has agreed to purchase $50M in newly issued Solexa stock at $9.70 per share Leadership: Jay Flatley, President & CEO John West, SVP & GM Sequencing 2 new independent board members from Solexa Anticipated Close: By end of Q1 '07 Conditions: Approval by Illumina and Solexa shareholders, customary regulatory and other closing conditions

Creating A Powerful Life Science Franchise Leading provider of genotyping & gene expression solutions Addressable market: $1.25 billion 2006 World-class commercial infrastructure 21 consecutive quarters of revenue growth Industry leading margins (30% net income in Q3 '06) "Best-of-Breed" next generation sequencing technology Significant market: >$1 billion in 2006 Imminent commercialization Extensive IP portfolio Seasoned management team Most powerful collection of technologies to address large, fast growing markets Collective market opportunity > $2.25B Existing commercial infrastructure to address emerging opportunities in sequencing Complementary R&D activities to accelerate new product development and novel content generation Enhanced ability to generate future growth

A Strategically Compelling Opportunity Whole genome and targeted resequencing are next high- growth markets in life sciences Genotyping and sequencing have natural synergy Digital gene expression will transform the expression market Solexa's "Best-of-Breed" platform primed for broad commercialization Illumina's infrastructure will accelerate value creation from Solexa's technology

$1,250 $2,500 Combination Expands Target Markets by $1Billion+ $1 billion sequencing market today Sequencing incremental to genotyping business Market growth Genome centers poised for replacement cycle NCI cancer genome project Targeted resequencing Combined market >$2.25 billion today Total Market $ millions Source: Illumina estimates 2006 2010 $1,250 $2,500 $1,000 $1,200

Integration of Sequencing and Genotyping



Whole Genome Resequencing
• SNP discovery
• Rate mutation discovery
Whole Genome Genotyping
• Disease associations
• 100,000's markers
Focused Genotyping
• Fine mapping
• Validation
• 1,000's SNPs
SNP Screening
• Validation
• 100's SNPs
• Biomarker discovery
Diagnostic Genotyping
• Low-plex panels
• PGx
deNovo Sequencing
• New organisms
Targeted Resequencing
• Cancer genome project ($1.1 B)
• Diagnostic Discovery
Diagnostic Sequencing
• Highly variant diseases (cancer)
• Low freq. mutations in large cell populations
1G Analyzer
BeadStation
BeadXpress
illumina

Digital Gene Expression will Transform Market Solexa sequencing technology allows counting of number of expressed transcripts Counting transcripts yields quantitative comparison between samples and between genes within the same sample Digital data enables creation of databases that are fully comparable across time, platforms and vendors Transforming expression... Quantitative measure of expression across the entire genome Discovery of non-coding RNA's - add to chips Expression analysis of non-sequenced organisms Expression analysis of clinical samples (FFPE) Validation of data generated from analog arrays

Industry leading genotyping platform Flexible, scalable array technology Targets research market Distribution, Chemistry and Content Synergy

Industry leading genotyping platform Flexible, scalable array technology Targets research market Launch next few months High sample throughput, low to mid multiplex Targets research and diagnostic market Shared Distribution Shared Chemistry Distribution, Chemistry and Content Synergy

Distribution, Chemistry and Content Synergy Shared Chemistry Shared Content Shared Distribution Industry leading genotyping platform Flexible, scalable array technology Targets research market Launch next few months High sample throughput, low to mid multiplex Targets research and diagnostic market Full launch in 2007 Next generation sequencing and expression platform Targets research and diagnostic market

Delivers Broad, Novel Application Suite

Application	Assay / Method	Product Configurations
SNP Genotyping	GoldenGate® (96, 384, 768, 1536 Multiplex)	• Custom Assays • Linkage V4 • MHC Panel • Cancer Panel • Mouse Linkage • DNA Test Panel
	Infinium™ (Unlimited Multiplexing)	• Human-1 • HumanHap300 • HumanHap240s • HumanHap550 • HumanHap550+ • HumanHap650Y • iSelect Custom Infinium • Copy Number (CGH)
Gene Expression	Whole Genome (Direct Hybridization)	• Human 6, Human RefSeq 8 • Mouse 6, Mouse 8 • Rat 12
	Focused Sets (High Sample, Limited Genes)	• 96 Samples x 1400 Genes • 16 Samples x 1400 Genes
	DASL™ (Paraffin Embedded Samples)	• 1536 User defined genes • Universal array
	Digital	• Quantitative expression • Expression of novel organisms
Sequencing	SBS	• Whole genome resequencing • Targeted resequencing

illumina

100x lower cost than today's standard Proprietary sequencing by synthesis chemistry Early access customer shipments underway Comprehensive IP portfolio Recent validation - Human X Chromosome Solexa's Technology The 1G Genome Analyzer

Solexa Technical Approach DNA Clusters About 500 DNA copies per cluster Each about 1 micron in diameter Amplify DNA Sequencing Chemistry Extend by one base each step 4 fluorescent colors correspond to the 4 bases Computer-controlled Imaging tens of millions of clusters in parallel Solexa digital image Bind single DNA molecules to surface

Solexa 1G Genome Analyzer Solexa 1G Genome Analyzer

Key Technology Advantages Solexa Conventional Capillary Systems Basic operating scale Microscopic Macroscopic Sequences in parallel Up to 40 million 96 Instrument time per human genome < 1/2 machine year 50 machine years Consumables per human genome 60 chips Stack of 384-well plates 9x higher than Empire State Building Human genome cost $100,000 (affordable at lots of labs) $15 million (unaffordable at almost every lab)

John West Sr. VP & GM Sequencing Over 100 years of total management experience in science, technology, marketing and manufacturing 7 senior managers with direct experience launching leading sequencing platforms 2 independent directors from Solexa joining Illumina Board Solexa Enhances Illumina's Management Team

Combined Sales and Support Infrastructure Enables Rapid Commercialization 33 direct sales capable of selling 1G analyzer 58 Technical support staff capable of working with the 1G analyzer Distributors in Asia / parts of Europe 4 specialists focused on large genome centers

21 Consecutive Quarters of Revenue Growth Market Leading Margins - 30% in Q3 '06 Ending Q3 Cash balance $170M Takes Advantage of Illumina's Financial Strength

Financial Highlights Modestly accretive transaction in 2008 and significantly accretive thereafter Estimated to be 20 to 35% dilutive in 2007, excluding merger related charges Solexa enhances Illumina's trajectory Expanded commercialization of 1G Genome Analyzer in early 2007 VeraCode technology commercial launch Continued rapid evolution of BeadArray technology in 2007 Anticipated Synergies Integrated sales force accelerates revenue opportunity Reallocation of Illumina R&D resources accelerates new products Combination avoids duplicate build-out of Solexa infrastructure Consolidated public company expenses Expect to provide detailed 2007 guidance at close of transaction

Clear Roadmap to Close Approval of Illumina and Solexa shareholders Customary regulatory approvals and other closing conditions Antitrust review under the Hart-Scott-Rodino Act Expected close by end of Q1 2007

Compelling Strategic Rationale Combination creates the only company with leading technologies in genotyping, gene expression and sequencing Greatly expands market opportunity to over $2 billion Utilizes Illumina's world-class infrastructure, financial and technical resources to accelerate the commercialization of next-generation sequencing Accelerates the opportunity for genetic discovery which may yield content for use in future research and clinical products Modestly accretive to Illumina in 2008 and significantly accretive thereafter